FOIA CONFIDENTIAL TREATMENT REQUESTED
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

June 12, 2017

VIA EDGAR CORRESPONDENCE AND HAND DELIVERY
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:    Barnes & Noble Education, Inc.
Form 10-K for Fiscal Year Ended April 30, 2016
Form 10-Q for Fiscal Quarter Ended January 28, 2017
Response Dated May 2, 2017
File No. 001-37499
Dear Ms. Thompson:
As Chief Financial Officer of Barnes & Noble Education, Inc. (the “Company”), I am responding to your letter dated May 25, 2017 (the “Comment Letter”) to Max J. Roberts, the Company’s Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Because of the commercially sensitive nature of certain of the information contained herein, the Company requests confidential treatment under 17 C.F.R. §200.83 for selected portions of this letter. For the Staff’s reference, the Company has enclosed a copy of its letter to the Office of Freedom of Information and Privacy Act with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83) (“Rule 83”).
Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Barry Brover at Barnes & Noble Education, Inc., 120 Mountain View Blvd., Basking Ridge, New Jersey 07920 or at (908) 991-2640.

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

In addition, in response to the Staff's comment 2, we are providing the Staff on a supplemental basis with certain of the information requested (the "Supplemental Information") together with the paper copy of this letter that is being delivered by messenger. We request, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, that the Staff shred the Supplemental Information once the Staff has completed its review and, by separate letter, are also requesting that such Supplemental Information be protected from public disclosure pursuant to 17 C.F.R. §200.83.

Form 10-K for Fiscal Year Ended April 30, 2016
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page 55

1.
We note your response to comment 3. Please clarify why you recognize digital textbook rental revenues at the time of sale rather than over the rental period. In doing so, ensure you explain why you believe your digital and physical textbook rental revenue recognition policies should differ under GAAP and how the day one receipt of the rental fee represents the culmination of the earning process.

Response:
While we generally refer to the delivery of a digital product that grants access to an eTextbook for a defined period of time as a digital eTextbook rental, the transaction shares greater similarity to the sale of an eTextbook than it does to the rental of a physical textbook. A physical textbook rental requires us to deliver a copy of the textbook to a student at the start of the rental period, which they must return to us at the end of the defined rental term. Once returned, we process the return into our inventory and close out the rental. At the time a physical textbook rental is returned, we continue to own the used physical textbook and can rent or sell the same textbook in the future. For a physical textbook rental, a student has the option to purchase the textbook rental at the end of the rental term, at which time we process the sale. If the student does not return the physical textbook rental at the end of the rental period they are charged a return penalty fee.
Conversely, the digital eTextbook rental and digital eTextbook sale share the same source data and product interface with the only distinction between the two products being the length of time a customer is granted access to the content. The digital eTextbook rental has a defined period of time, typically 180 days after the date of purchase, through which the student will be able to access the content, while a digital eTextbook sale is available to the student for an indefinite period of time. In either case, there is no further action required on either the students’ part or our part once the eTextbook is delivered to the student’s Yuzu® account. Further, our policy is that we do not offer refunds on digital content once it has been delivered to the student. We cannot re-rent or resell the digital eTextbook rental by reissuing the same access code and the student does not have the option to purchase the digital eTextbook rental at the end of the rental period.
The ongoing support efforts for hosting and delivery of eTextbooks (either sale or rental) has been outsourced to a third party and the costs associated with the delivery and any ongoing commitments were determined to be immaterial. We further note that the total revenue recognized for digital eTextbook rentals was less than [***]% of our revenues in both Fiscal 2016 and Fiscal 2017. As noted above, we view the transaction for the digital eTextbook rental to be economically similar to the sale of a digital eTextbook due to the minimal variation with regards to the earnings process for those respective products, in comparison to the differences identified above for the rental of physical textbooks. Therefore, we believe it is appropriate that the rental revenue recognition policies for physical textbook rentals and digital eTextbook rentals differ under GAAP and that the day one receipt of the digital eTextbook rental fee represents the culmination of the earnings

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

process, as it is the point in time when the student obtains access to the digital content and no further material efforts remain undelivered on our part.

Form 10-Q for Fiscal Quarter Ended January 28, 2017
Note 2. Summary of Significant Accounting Policies
Goodwill, page 10

2.
We note your response to comment 7. In order that we can more fully understand and evaluate your response regarding how you determined the fair value of your single reporting unit in your goodwill impairment analysis, please provide the following information:

Note: We provide the following responses to address each of the specific bulleted questions noted.

•
Tell us in more detail how you determined the fair value of your reporting unit at the valuation date. Discuss the material assumptions you relied upon in estimating future cash flows and how you determined the discount rate used. Ensure your response addresses how you determined each of the assumptions utilized was appropriate.

Response:
The fair value of our reporting unit was determined considering both the income approach, specifically the discounted cash flow method, and market approach, specifically the market comparable and market transaction approaches. Given the lack of pure play comparable companies and the limited number of market transactions, the market approaches were considered solely as a measure of reasonableness of the conclusion derived from the income approach. As a result, the fair value of our reporting unit was determined using the income approach which requires the preparation of cash flow projections for the next five fiscal years based upon known or historical trends, as well as anticipated future strategy impacts, which we refer to as our Five Year Plan. The Five Year Plan was prepared as of November 1, 2016 and reflected relevant market, industry and economic data as well as current business performance and expectations going-forward. The process for building the Five Year Plan begins with reviewing general industry data and current business data. See Appendix A for industry and company information.
We consider the following to be material assumptions relied upon for estimating future cash flows for our Five Year Plan and the income approach:

•	Revenue and margin results at our current and new physical bookstore locations;

•	Growth of our digital product offerings; and

•	The discount rate used in determining the fair value of the reporting unit.
Revenue and margin results at our current and new physical bookstore locations
When estimating our future cash flows, we focus on maintaining revenue and margin results for our physical bookstore locations (comparable stores) and the growth of our base business by adding new physical bookstore locations (net new business). We primarily focus on sales growth, margin rates and operating expenses. The following are the key assumptions and historical averages:

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

Current and New Physical Bookstore Locations
Material Assumptions	5 Yr Plan Assumptions	3 Yr Historical Avg.
Comp Store Sales Growth Rate	[***]	[***]
Annual Net New Stores Revenue	[***]	[***]
Gross Margin Rate	[***]	[***]
Operating Expense (% of Revenue)	[***]	[***]
The foundation of our business is our experience with operating and managing all aspects of the campus bookstore, including marketing of textbooks and general merchandise. For comparable store business, we evaluate factors, such as current trends related to college and university enrollment (by type of higher educational institution) which are projected to increase long term, general retail industry trends, and trends related to the overall economy. We also evaluate average units sold and price trends for products (such as textbooks and general merchandise). For example, the growth rate for textbooks has declined by [***]% over the last three years, but general merchandise growths rates have increased by [***]% during the same period. For our consolidated comparable stores, we assumed revenue growth rates that were [***] and operating expenses that were [***] to projected revenues. Operating expenses are generally [***] as a percentage of revenue with minimal increases for payroll merit increases and increases to occupancy rates charged when a contract is renewed. Our comparable stores gross margin is projected to [***] over the Five Year Plan based on the product mix, as we continue to [***]. We believe that the estimated growth rates, margin and operating expense rates are reasonable based on our history of operating and managing campus bookstores.
Based on the anticipated continuing trend towards outsourcing in the campus bookstore market, we aggressively pursue opportunities and bid on new contracts. When we build our Five Year Plan, we make assumptions related to expected net new business growth based on our history of winning new contracts and our experience opening new stores. In Fiscal 2017 and Fiscal 2016, net new business was approximately $[***] million and $[***] million, respectively. We believe that the annual net new store sales included within our Five Year Plan are reasonable based on our demonstrated history of winning new contracts.
Growth of our digital product offerings
At the end of Fiscal 2016, in conjunction with the March 2016 acquisition of LoudCloud Systems, Inc., we expanded our digital operations to include digital products and services as follows:

•
Digital courseware offerings for introductory general education courses that leverages OER content into a solution intended to ease the adoption of such material by faculty and lowers the costs of course material for students;

•	Other digital products, [***]; and

•	A predictive analytics solution, LoudSight, and a learning management system (“LMS”) for competency-based learning solutions.
The implementation of our digital strategy relies on leveraging our core bookstore relationships to help accelerate the adoption of our new digital products and services and to minimize the amount of selling and marketing expenses we otherwise would incur to promote these new offerings.
For our digital products, we can achieve high margins due to the low upfront fixed development costs as we scale the business. Our cost structure is primarily comprised of our existing LoudCloud developer operations, primarily in India, and costs associated with our LoudCloud US salesforce and related marketing efforts. Technology products are highly scalable and once we reach a certain level of economies of scale, the incremental revenue generated will be at higher operating margins. While we are building a cost structure to

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

support the anticipated growth over the five year period, we are leveraging our existing technology and capabilities acquired with LoudCloud, as well as our existing salesforce at our 770 physical stores to minimize marketing and promotion expenses.
The primary assumptions we relied upon in estimating future cash flows are outlined below.
Courseware

Courseware
Material Assumptions	5 Yr Plan Assumptions
Courseware Sales Growth Range	[***]
Courseware Gross Margin Range	[***]
Courseware Operating Expense Range	[***]
We have created [***] general education introductory courses using OER content (which we have piloted with favorable results) and we plan to develop another [***] similar general education high volume courses. The key drivers of our sales growth, gross margin and operating expense assumptions for courseware include the number of faculty that adopt the courseware product, the average number of courses per professor, the average students per course, the average selling price, content development costs, and operating expenses.
We plan to offer our courseware to the [***] faculty members at the 770 schools where we operate the campus bookstore to drive adoptions, as well as reach additional faculty outside of our existing BNED network. We estimate over [***] faculty members (at BNED and non-BNED colleges) will adopt our courseware product by Year 5. This represents less than [***]% of the faculty network at schools where we already operate the bookstore and a significantly smaller percentage of the 1.6 million faculty members teaching post-secondary education. We estimate that each faculty member teaches an average of [***] courses per semester with an average of [***] students per course, which we believe is a conservative estimate for large introductory courses. We estimate over [***] students will utilize our courseware product by Year 5, or approximately [***]% of our 5 million students at the colleges we operate as of the Fall 2016 (excluding projected increases in enrollment and projected new stores over the long term). We believe our estimates with regard to the number of professors and student that will purchase/utilize the courseware offering represent a very small and attainable portion of the population seeking to utilize OER content.
The gross margin for courseware is primarily driven by the amortization of course development costs which are approximately $[***] per course based on historical information. These costs are generally amortized over three years which is the estimated timeframe to when the content would require an update, or $[***] per year for one course.
The operating expense assumptions are estimated based on actual costs incurred increased for actual sales volume anticipated. Costs incurred include costs to support the courseware product and marketing costs to launch this relatively new product offering (i.e., focus group testing, marketing and consulting). Operating expense assumptions, such as low direct payroll costs, also reflect our ability to leverage the existing college bookstores store management and staff to demonstrate our courseware offerings.
We have officially launched these products for adoption by faculty for the upcoming Summer 2017 and Fall 2017 semesters. To date, we have confirmed [***] faculty courseware adoptions for [***] class sessions for over [***] students for the upcoming semesters.

[***]

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

Competency-based learning solutions

Predictive Analytics and Competency-Based Learning Solutions
Material Assumptions	5 Yr Plan Assumptions
Sales Growth Range	[***n]
Operating Expense Range	[***]
Incremental Payroll	[***]
We have developed competency-based learning solutions leveraging the LoudCloud platform, including a predictive analytics solution, LoudSight, and a learning management systems (“LMS”). Sales for these products generally include license revenue and related service revenue for systems integration dependent upon the client’s specifications. The key drivers of our sales growth are the number of contracts for license and service revenues from existing and new clients and student enrollment at the contracted client. Operating expense assumptions primarily include estimated development costs for service revenue projects.
When developing our Five Year Plan sales projections, we evaluated our identified development pipeline of colleges and universities (approximately [***] identified), as well as potential new clients we expect to pursue during the period. We were also involved in a negotiation, including a pilot program, to provide our LoudSight product to Unizin, Ltd. ("Unizin") (see Unizin discussion below for recent agreement), a consortium of 22 major universities serving more than 850,000 students.
Along with discussions with prospective clients, we evaluated the reasonableness of our assumptions by reviewing industry data and enrollment projections. Analysts forecast global learning analytics market to grow at a rate of 25.45% (CAGR) over the period 2014-2019 (www.rnrmarketresearch.com/global-learning-analytics-market-research-report-2015-2019-market-report.html). Additionally, we evaluated baseline enrollment from the National Center for Education Statistics (NECS) in Appendix A of the materials supplied to the Staff as Supplemental Information. Total degree-granting institutions at 2 and 4 year schools in the United States is approximately 4,724 and the number of students enrolled in degree-granting post-secondary institutions is approximately 20.5 million as of Fall 2016 and is projected to increase to approximately 23.3 million by the Fall 2025. The implied average is 4,343 students per institution. Based on our internally-generated aggregate enrollment data, we estimate the average enrollment to be approximately [***] students per institution across our bookstores we operate, which includes over [***] colleges and universities with estimated enrollment greater than [***] students. We estimated the projected license revenue based on the expected enrollment and our base license fee per student. We estimated projected service revenue based on the expected integration services required based on the pilot results and discussions with prospects. Based on our business development pipeline, the majority of which is outside our non-BNED colleges and universities, and advanced discussions with prospects, as well as the over 770 existing relationships, we expect to contract [***] analytics contracts and [***] LMS contracts over the five year period. We believe our assumptions for new business are reasonable.
As noted above, our cost structure is primarily comprised of our existing LoudCloud developer operations, primarily in India, and costs associated with our LoudCloud US sales force and related marketing efforts. The majority of any new headcount we add will not be located the US resulting in a low direct cost structure and provides us the ability to realize higher operating margins. We included estimated costs, based on our existing run rates for current employees in the US and India, for the additional required headcount to support growth of LoudCloud’s operations within the Five Year Plan. While we are building a cost structure to support

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

the anticipated growth over the five year period, we are leveraging our existing technology and capabilities acquired with LoudCloud, as well as our existing salesforce at our 770 physical stores to minimize marketing and promotion expenses.
Since the March 2016 acquisition of LoudCloud, we have focused on building our analytics and LMS product offerings. We continue to build momentum and build our prospect pipeline. We recently announced the following two developments:

•
In July 2016, we announced our partnership with Instructure, a leading educational technology company and creator of the Canvas Learning Management System. LoudSight can be fully integrated in Canvas’s platform. Instructure is a leading LMS provider at schools across the country.

•	In May 2017, we entered into an agreement with Unizin, Ltd. to provide its 22 member universities, serving more than 850,000 students, with LoudCloud's predictive analytics solution, LoudSight.
Discount Rate
We determined the discount rate for our income approach by deriving a weighted average cost of capital rate (“WACC”). The weighted average cost of capital represents the required rate of return on total capitalization. It is comprised of the estimated required rate of return on equity plus the current tax-effected rate of return on long-term debt, weighted by the relative percentages of equity and debt in the actual capital structures of public companies in the industry. The required rate of return on equity was estimated utilizing a Capital Asset Pricing Model (“CAPM”), which included considerations for the risk-free rate, beta, equity risk premium, small stock premium, as well as alpha or company specific risk premium. The tax-effected rate of return on debt was based on consideration of the 20-year Standard & Poor’s Corporate BBB rate. The relative weighting of debt and equity was estimated based on consideration of an optimal capital structure as indicated by the identified public market comparables. We determine our WACC to be [***]% inclusive of a company specific risk premium, the “alpha”, of [***]%.
As discussed below, there are no direct comparable publicly-owned companies related to our business. For purposes of this analysis, we considered data for companies identified in the retail, publishing and technology industries, along with company specific risk factors. Given the companies used in estimating the WACC do not represent pure play comparable companies, the estimated cost of equity does not consider potential risk factors specific to the our business and the direct industry in which we operate. The applicability of additional risk premiums was considered to reflect additional risk in achieving the long-term projected revenue and EBITDA.
We believe the company specific risk premium of [***]% is reasonable based on existing base business related to operating and managing campus bookstores, our ability to continue to maintain comparable store sales, our track record of effectively achieving annual new business and our ability to achieve our projections related to our digital product offerings.

•
Tell us the comparable companies and transactions utilized in your market transaction approach and how you selected those transactions. Please describe any adjustments made to such comparable transactions and why such adjustments were appropriate.

•
Describe for us the principal market and the market participants selected in your market comparable approach. Also tell us the range of multiples considered by those market participants, how you considered each data point and how you concluded the multiple you selected was the most appropriate multiple to value your reporting unit. Tell us whether you made any adjustments to the multiple(s) selected for comparability.

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

Response:
We are both a contract manager of bookstores and a digital education provider such that there are no direct comparable publicly-owned companies related to our business. Only one other company, Follett Corporation, provides similar services to college and university campuses; however, they are privately-held. Follett operates nearly 1,200 local campus stores and over 1,600 virtual stores across the continent. There are various publicly-owned online-only virtual bookstores, such as Chegg or Amazon, but the services they provide are not comparable to our business. We are also not comparable to publicly-owned publishing companies, who focus primarily on textbook and development of higher education products, not bookstore operations. We are also not directly comparable to publicly-owned specialty retail companies, since our business is to provide specific services based on the college or universities needs and greatly correlates to college enrollments.
Since there is limited comparable data for publicly-owned entities in our related industry, for purposes of this analysis, the market transaction approach utilized the recent transactions within the broader retail industry. The market transaction approach indicates fair value based on exchange prices in actual sales and purchases of comparable businesses. Recent mergers and acquisitions activity in the retail industry has provided transactions that can be used as a basis for valuation. We evaluated market observable transactions in the retail industry with transaction dates ranging from [***] as follows:

Market Transaction Data
Smart Technologies Inc.	Cambridge Education Group Limited
Higher One Holdings, Inc.	rue21, Inc.
Books-A-Million Inc.	Life Uniform Company, Inc.
ANN INC.	Hot Topic Inc.
Sheplers, Inc.	Collective Brands, Inc.
To The Game, LLC	The Talbots Inc.
Provide Commerce, Inc.	Charming Shoppes Inc.
Jos. A Bank Clothiers Inc.
In considering the multiple range, we concluded that the [***] is the most comparable to us out of the observable transactions although it is not a direct and relevant enough comparison such that we could place meaningful reliance on it for purposes of our annual testing. The revenue and EBITDA multiple ranges selected for our goodwill assessment were [***], respectively. The multiples we used were [***] than the implied transaction multiple of [***]; however, they fell within the ranges implied by the identified transactions [***]. We selected [***] multiples than the [***] transaction due to the following factors: 1) our size measured by revenue is approximately [***] times greater than [***] leading to a lower size premium; 2) our long-term EBITDA margins are greater than the [***]% latest twelve months (“LTM”) EBITDA margin observed by [***]; and 3) we have higher long-term growth prospects due to our digital product offerings (as described earlier), which are not products offered by [***].
As our largest competitor is privately-held, we do not have a pure play comparable publicly-owned company in the college and university bookstore contract management and digital education service provider space from which we may observe market data and instead must look to a composite of publicly-owned entities involved in the education and specialty retail industries when undertaking a market comparable approach for our annual goodwill evaluation. For purposes of this analysis, the market comparable approach included specialty retailers, online digital educational companies and publishers, as follows:

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

Market Comparable Data
Specialty-Retail	Digital	Publishing
Chegg, Inc.	Broadridge Financial Solutions, Inc.	Barnes & Noble, Inc.
The Finish Line, Inc.	Convergys Corporation	Houghton Mifflin Harcourt Co.
Best Buy Co., Inc.	K12 Inc.	John Wiley & Sons, Inc.
GNC Holdings, Inc.	2U, Inc.	Pearson plc
Lands’ End, Inc.	Instructure, Inc.	Barnes & Noble Education, Inc.
Ross Stores, Inc.	Blackbaud, Inc.
Vitamin Shoppe, Inc.	Tyler Technologies, Inc.
Williams-Sonoma, Inc.	Apollo Education Group, Inc.

Multiple Ranges	Specialty-Retail	Digital	Publishing
LTM Revenue	[***]	[***]	[***]
LTM EBITDA	[***]	[***]	[***]
Projected Revenue	[***]	[***]	[***]
Projected EBITDA	[***]	[***]	[***]
We determined the LTM and projected revenue and EBITDA multiples based on the LTM and 2017 projected financial results of the comparable companies, as of the valuation date. We selected our ranges of trailing and projected revenue and EBITDA multiples by giving consideration to our revenue growth, profitability and size relative to the comparable companies.
We reviewed the various comparable companies and observed that the digital comparable companies multiples yielded the [***] multiples, whereas the publishing comparable companies yielded the [***] multiples. We ultimately considered all three industries and selected a Fiscal Year 2017 EBITDA multiple [***] than the median of the publishing comparable companies multiples, but [***] the median of the digital comparable companies multiples. The LTM revenue and LTM EBITDA multiple ranges selected for our goodwill assessment were [***], respectively. The projected revenue and projected EBITDA multiple ranges selected for our goodwill assessment were [***], respectively.
The selected LTM and projected revenue and EBITDA multiple ranges were then multiplied by our LTM and projected revenue and EBITDA, as appropriate, to arrive at total enterprise value (“TEV”) ranges on a minority, marketable basis.

•
We note that the market comparable approach was below the concluded value and would have changed your impairment conclusion if it had been solely relied upon. Reconcile for us the fair values determined under the income and market comparable approaches and expand on why you excluded results of the market comparable approach from your final valuation. Tell us how your concluded value would have changed if you had weighted the income approach and the market comparable approach using different weighting scenarios, such as 50% each. If the fair value of your reporting unit would have exceeded its carrying value under a particular weighting scenario, tell us the percentage by which fair value would have exceeded carrying value.

Response:
We considered all three approaches and after consideration of the facts, primarily that there are no pure play comparable publicly-owned company data and limited relevant comparable transactions, we determined that

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

weighting 100% to the income approach was the most appropriate approach for determining the fair value of the reporting unit. We considered the market comparable and market transaction approaches solely as a measure of the reasonableness for the conclusions derived from the income approach. The market transaction approach was supportive of the results from the income approach and would not have changed the impairment analysis had it been solely relied upon, whereas the market comparable approach was below the concluded value and would have changed our conclusion had it been solely relied upon.
The following table reconciles each of the concluded values under the three approaches considered when determining the fair value of our reporting unit (all $ in millions):

Approach	Range	Concluded Value(1)	Carrying Value
Income Approach	[***]	[***]	[***]
Market Comparable Approach	[***]	[***]	[***]
Market Transaction Approach	[***]	[***]	[***]

(1)	Determined as the mid-point of the range plus $[***] million of cash and cash equivalents held at the valuation date.
As there are no pure play comparable companies, we did not believe that the market comparable approach yielded meaningful outcomes such that we could rely on them for purposes of our fair value determination. Instead, we used the market comparable and market transaction approaches to evaluate the reasonableness of the concluded fair value of our reporting unit under the income approach which incorporated risks and assumptions specific to us and our industry that were not otherwise captured by the comparable company and transaction populations. If we elected to weight the income and market comparable approaches equally at [***]% each, our concluded fair value would have been [***] the carrying value. At a weighting of [***]% to the market comparable approach and [***]% to the income approach, our concluded fair value of our reporting unit would have been [***] the carrying value. Any additional weighting beyond [***]% to the market comparable approach would have resulted in the [***]. Under many different weighting scenarios outlined in Appendix B of the materials supplied to the Staff, the weighted fair value indication would be greater than carrying value.

•
We note that the implied control premium included in your concluded fair value was 75.7% on the valuation date. Tell us what this control premium represents both qualitatively and quantitatively at the valuation date.

•
Tell us how you determined your implied control premium was reasonable. Also tell us how the 75.7% control premium compares to the control premiums used for market participants included in your market transaction and market comparable approaches.

Response:
The implied control premium as of the valuation date was 75.7%. When evaluating the implied control premium, we did not rely exclusively on the market price as of the measurement date, but also considered other time periods before and after the valuation date of November 1, 2016 given the variability and volatility of our share price. It is important to note that the implied control premium of 75.7% is a component of the testing on the measurement date, which reflects our public share price ($9.09) at a near 52-week low. Our public share price has witnessed significant volatility since its start as a separate public company from Barnes & Noble, Inc. on August 2, 2015. The historical daily volatility of our public share price as of the measurement date was [***] since inception as a public entity. Given the volatile nature of the public share price coupled

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
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with the factors outlined subsequently, we considered additional data points and time periods when reconciling to our public market capitalization.

•	Approximately [***]% of our shares are owned by [six] shareholders, as such a high concentration of shares are held by a small group of investors.

•
We are a relatively new publicly-traded company that began trading publicly on August 2, 2015 after our spin-off from Barnes & Noble, Inc. Our testing date was approximately 15 months after the spin-off.

•
Many analysts and investors were unfamiliar with our company and our overall strategy. Analysts and investors that were new to our business were also challenged to find a pure play comparable company and often compare our multiples to traditional retail companies or publishers.

•
We note that our public share price as of the annual goodwill impairment valuation date was at a near 52-week low. However, it is important to point out that the public share price increased to a high of $12.83 per share 2 months post measurement date, which would indicate a control premium of [***]%.

Our stock has experienced large fluctuations in its public share price and we believe viewing the price at any point in time as reflected in the implied control premium does not indicate the long-term fair value of the Company. As such, we also considered the following:

•
We considered 30-day, 60-day, and 90-day averages to test the movement of the public share price prior to the valuation date. In comparison, the 60-day and 90-day averages implied a control premium between 50.7% and 54.8%, which is within the range of observed 30-day acquisition control premiums from the market transaction approach of [***]% to [***]%].

•
We also reflected on our public share price before and after the test date. The volatility of our public share price and implied control premiums are reflected below in the table that sets forth the high and low stock prices and implied control premiums for the quarterly periods indicated since beginning trading on August 3, 2015:

Stock Prices	Fiscal 2017		Fiscal 2016
	High	Low	High	Low
First Quarter	$11.81	$8.57	N/A	N/A
Second Quarter	$12.24	$9.25	$15.34	$11.75
Third Quarter	$12.83	$8.75	$15.49	$8.15
Fourth Quarter	$10.74	$9.17	$11.93	$8.71
Average	$11.91	$8.94	$14.25	$9.54

Implied Control Premium	Fiscal 2017		Fiscal 2016
	High	Low	High	Low
First Quarter	[***]%	[***]%	N/A	N/A
Second Quarter	[***]%	[***]%	[***]%	[***]%
]Third Quarter	[***]%	[***]%	[***]%	[***]%
Fourth Quarter	[***]%	[***]%	[***]%	[***]%
Average	[***]%	[***]%	[***]%	[***]%

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

•
We also reviewed the most recent analyst reports available at the time of the annual goodwill impairment valuation date. Analyst’s 52-week price targets ranged between $10.00 and $16.00, which further demonstrates the uncertainty with the company’s public share price, continued expectations of high volatility, as well as expectations of an increase in the public market capitalization of the company. Consideration of the average analyst share price of $13.33 per share would indicate a control premium of 19.8%.

The overall consideration of these additional data points highlights the influence of the volatility of the public share price on the calculation of an implied control premium and that the control premium as of the measurement date should not be solely relied upon for reconciliation purposes.
Conceptually, a control premium reflects an amount a hypothetical buyer would be willing to pay over the current market price of a publicly-traded company to acquire controlling ownership in a company. The control premium represents an enhancement in value of a business through an increase in cash flows from existing asset base such as realization of market participant synergy, cost reductions, etc. as well as the reduction in the overall cost of capital via financing mix / composition. It is reasonable to assume that a market participant would consider these expected synergies and reduction in excess corporate overhead as an element of control when conducting its financial due diligence on an acquisition target.
From a leverage perspective, it is noted that the public share price reflects our actual capital structure, which is financed entirely by equity with no outstanding debt. Conversely, the fair value analysis is based on a market participant assumption of an optimal capital structure (20% debt financing), which reduces the company’s overall cost of capital. As the current market capitalization reflects the company’s current financing mix (zero debt), the consideration of a market participant debt to equity financing mix would reduce the company’s cost of capital and result in a higher indication of value (lower cost of capital, higher value all else equal). Therefore, a significant component of the implied control premium can be attributed to a leveraged return assuming a change in the company’s financing mix and overall reduction in cost of capital.
Based on the discussion above, we believe the implied control premium was reasonable.
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Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please do not hesitate to contact me directly at 908.991.2640.
Sincerely,
/s/ Barry Brover

Barry Brover
Chief Financial Officer

cc:
Max J. Roberts
Michael C. Miller
Suzanne E. Andrews
Suzanne Hanselman, BakerHostetler

Confidential Treatment Requested by Barnes & Noble Education, Inc.
99C-001
Pursuant to 17 C.F.R. § 200.83